1875 K Street N.W. Washington, DC 20006 -1238 Tel: 202 303 1000 Fax: 202 303 2000

December 22, 2022

VIA EDGAR

Ms. Deborah O’Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	iShares, Inc. (the “Company”)

(Securities Act File No. 333-97598and

Investment Company Act File No. 811-09102)

Post-Effective Amendment No. 521

Dear Ms. O’Neal:

This letter responds to your comments with respect to post-effective amendment number 521 to the registration statement of the Company filed pursuant to Rule 485(a) under the Securities Act of 1933, on behalf of iShares MSCI Russia ETF (the “Fund”), a series of the Company.

The Securities and Exchange Commission staff provided comments to the Company on December 12, 2022. For your convenience, the staff’s comments are summarized below, and each comment is followed by the Company’s response. Capitalized terms have the meanings assigned in the Fund’s prospectus unless otherwise defined in this letter.

Comment 1:	Please confirm that the Fund has ceased offering its shares.

Response:	The Company confirms that the Fund has ceased to offer its shares. The Fund suspended new creations of its shares on March 1, 2022, and trading in Fund shares was halted by NYSE Arca, Inc. on March 4, 2022.

Comment 2:	Please confirm that BlackRock Fund Advisors (“BFA”) has suspended or waived the management fee for the Fund. Please update the fee table in the prospectus to show the fee and waiver of the fee to zero.

BRUSSELS    CHICAGO    FRANKFURT     HOUSTON    LONDON    LOS ANGELES    MILAN

NEW YORK    PALO ALTO    PARIS    ROME    SAN FRANCISCO    WASHINGTON

Securities and Exchange Commission

December 22, 2022

Response:	The Company confirms that BFA has implemented a waiver of the Fund’s management fee, which will continue in effect while the Fund liquidates. The fee table will be updated as requested.

Comment 3:	Please include the Fund’s completed fee table and cost example with the comment response letter filed at least one week prior to the effectiveness date of the registration statement.

Response:	The requested information has been provided.

Comment 4:	Please include a footnote to the fee table that explains the management fee waiver.

Response:	The Company will include the requested footnote to the fee table.

Comment 5:	Given the Fund’s use of money market funds, please indicate whether Acquired Fund Fees and Expenses (“AFFE”) for the Fund exceed 0.01 percent (one basis point) of average net assets of the Fund.

Response:	The Fund’s AFFE for its most recent fiscal year rounded to 0.00% of average net assets. Due to the nature of the Fund’s remaining portfolio, the Fund’s annualized AFFE now amounts to approximately 0.08% of average net assets. The Fund will update the fee table to add a subcaption for AFFE and disclose in a footnote to the fee table that the expense information in the table has been restated to reflect current expenses.

Comment 6:	Regarding footnote number one to the fee table, please describe what would be considered “other expenses” and discuss whether BFA would waive them.

Response:	As described in the plan of liquidation for the Fund, BFA will bear all Liquidation Expenses (as defined below) that do not qualify as Fund expenses under the investment advisory agreement with BFA. The Fund will bear only those Liquidation Expenses that qualify as Fund expenses under the investment advisory agreement with BFA. “Liquidation Expenses” include the expenses incurred in connection with carrying out the Plan of Liquidation with respect to the Fund, including, but not limited to, printing and legal expenses, and the expenses of reports to shareholders. Liquidation Expenses will not be deemed to be “extraordinary expenses” under the Fund’s investment advisory agreement with BFA, and the voluntary waiver by BFA of its Fund management fees will remain

Securities and Exchange Commission

December 22, 2022

in effect during liquidation. The Fund will incorporate disclosure into the fee table to explain the foregoing.

Comment 7:	Please confirm that the Fund will include performance information for 2021 in the bar chart in the prospectus.

Response:	The Company confirms that the bar chart will be updated to include 2021 performance information.

Comment 8:	Please ensure the hyperlinks to the Fund’s annual and semi-annual shareholder reports on the cover page and in the “Financial Statements” section of the Fund’s statement of additional information direct to the most recent reports.

Response:	The hyperlinks to the Fund’s shareholder reports will be updated as requested.

Comment 9:	Please confirm whether any amounts owed to BFA by the Fund are subject to reimbursement.

Response:	The Fund does not owe any outstanding amounts to BFA. BFA has not charged a management fee for the Fund since the implementation of the waiver of its fee beginning on March 3, 2022. The waiver has been applied to management fees from February 1, 2022 to the present.

Comment 10:	Please confirm that the Fund has reviewed the collectability of any outstanding accounts receivable and treated any receivables deemed not to be collectable as liquidation costs.

Response:	The Company confirms that the Fund has reviewed the collectability of any outstanding accounts receivable (i.e., dividends receivable on Russian securities) and treated any receivables deemed not to be collectable in accordance with applicable accounting standards.

Comment 11:	Please confirm that the Fund will account for losses in liquidation in its books and records in accordance with applicable accounting standards, including FAS 5.

Response:	The Company confirms that the Fund will follow applicable accounting standards with respect to during liquidation (i.e., decreases of fair value of Russian security holdings).

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Securities and Exchange Commission

December 22, 2022

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Marisa Rolland

Jennifer Kerslake

Michael Gung

George Rafal

Luis Mora

Toree Phuong Ho

Jonathan Tincher